Exhibit 5.1

[ORACLE LETTERHEAD]

January 28, 2011

Oracle Corporation

500 Oracle Parkway

Redwood City, California 94065

Ladies and Gentlemen:

I am Senior Vice President, General Counsel and Secretary of Oracle Corporation (the “Company”), and I offer this opinion in connection with the Registration Statement on Form S-8 (the “Registration Statement”) to be filed with the Securities and Exchange Commission on or about January 28, 2011, in connection with the registration under the Securities Act of 1933, as amended, of 390,169,852 shares of the Common Stock of the Company, par value $0.01 (the “Shares”), of which 388,313,015 shares are to be issued under the Company’s Amended and Restated 2000 Long-Term Equity Incentive Plan (the “Oracle Plan”) and 1,856,837 are issuable pursuant to equity awards assumed by the Company pursuant to the terms of the Agreement and Plan of Merger dated as of November 2, 2010 (the “Merger Agreement”), by and among the Company, Amsterdam Acquisition Sub Corporation, and Art Technology Group, Inc. (“ATG”). Pursuant to the Merger Agreement, the Company assumed outstanding equity awards of ATG under the ATG Amended and Restated 1996 Stock Option Plan and the ATG/Primus Knowledge Solutions, Inc. 1999 Stock Incentive Compensation Plan (each, together with the Oracle Plan, a “Plan”).

I have examined such documents and such matters of fact and law as I have deemed necessary to examine relating to the issuance of the Shares. It is my opinion that the Shares, when delivered pursuant to the terms of the applicable Plan, will be validly issued, fully paid and nonassessable.

I consent to the use of this opinion as an exhibit to the Registration Statement and further consent to all references to myself in the Registration Statement and any amendments thereto.

This opinion is solely for your benefit and may not be relied upon by any other person without my prior written consent.

Sincerely, /s/ DORIAN DALEY

Dorian Daley
Senior Vice President, General Counsel and Secretary